Exhibit (a)(6)

SCHOLASTIC CORPORATION ANNOUNCES COMMENCEMENT OF TENDER OFFER TO

PURCHASE UP TO $150 MILLION OF COMMON STOCK

New York, NY – September 28, 2010 – Scholastic Corporation (Nasdaq: SCHL), the global children’s publishing, education and media company, announced today that it has commenced a modified “Dutch Auction” tender offer to purchase up to $150 million of its common stock at a price not less than $27.00 per share or more than $31.00 per share. The number of shares proposed to be purchased in the tender offer (at the minimum purchase price of $27.00 per share) represents approximately 16.17% of Scholastic’s currently outstanding common shares. The reported closing price per share of Scholastic’s common stock on the Nasdaq Stock Market on September 22, 2010, the day before the announcement of Scholastic’s intention to conduct the offer, was $25.51 per share. The last reported sales price per share of Scholastic’s common stock on the Nasdaq Stock Market on September 27, 2010 was $27.27 per share.

The tender offer will expire on October 28, 2010 at 5:00 P.M., New York City time, unless extended. Tenders of shares of the Company’s common stock must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer. The tender offer is subject to a number of terms and conditions described in the Offer to Purchase that will be distributed to stockholders.

On the terms and subject to the conditions of the tender offer, Scholastic’s stockholders will have the opportunity to tender some or all of their shares of common stock within the price range established by Scholastic. Based on the number of shares tendered and the prices specified by the tendering stockholders, Scholastic will determine the lowest price per share within the range that will enable it to buy 5,555,556 shares of its common stock or a lesser amount if fewer than 5,555,556 shares of common stock are properly tendered. If stockholders properly tender more than 5,555,556 shares, Scholastic will purchase shares of common stock tendered by those stockholders on a pro rata basis, subject to the conditional tender offer provisions described in the Offer to Purchase. In accordance with the rules of the Securities and Exchange Commission, Scholastic may under certain circumstances, and reserves the right to, purchase in the tender offer an additional amount of shares, not to exceed 2% of its outstanding common stock, without amending or extending the tender offer.

All shares that are acquired in the tender offer will be acquired at the same purchase price, including shares that are tendered at a lower price. Stockholders whose shares are purchased in the tender offer will be paid the purchase price in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the tender offer. The tender offer is not contingent on any minimum number of shares being tendered. However, the tender offer is subject to a number of other conditions specified in the Offer to Purchase that will be distributed to Scholastic’s stockholders.

The Dealer Manager for the offer is Deutsche Bank Securities Inc. Questions concerning the tender offer may be directed to Deutsche Bank Securities Inc. at (877) 221-7676. BNY Mellon Shareowner Services is the Depositary and Information Agent for the tender offer and any questions concerning the tender offer or requests for copies of the Offer to Purchase, Letter of Transmittal and related documents should be directed to BNY Mellon Shareowner Services LLC by calling (201) 680-6579 (banks and brokerage firms) or (866) 351-2987 (all others toll free). The Offer to Purchase, Letter of Transmittal and related documents are being mailed to registered stockholders and will also be made available for distribution to beneficial owners of Scholastic’s common stock.

Neither Scholastic Corporation nor any member of its Board of Directors, nor the Dealer Manager, the Depositary or the Information Agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer or as to the price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decisions as to how many shares they will tender, if any, and the price, within the stated range, at which they will offer their shares for purchase by Scholastic.

SCHOLASTIC’S DIRECTORS HAVE INFORMED SCHOLASTIC THAT THEY DO NOT INTEND TO TENDER COMMON SHARES IN THE OFFER, WITH THE EXCEPTION OF ONE DIRECTOR WHO MAY TENDER CERTAIN COMMON SHARES IN THE OFFER SOLELY IN HIS FIDUCIARY CAPACITIES AS EXECUTOR OF AN ESTATE AND TRUSTEE OF A RELATED TESTAMENTARY TRUST. RICHARD ROBINSON, THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF SCHOLASTIC, AND OTHER MEMBERS OF THE ROBINSON FAMILY, AS WELL AS THE OTHER OFFICERS OF SCHOLASTIC, HAVE ALSO INFORMED SCHOLASTIC THAT THEY DO NOT INTEND TO TENDER COMMON SHARES IN THE OFFER.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF SCHOLASTIC COMMON STOCK. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT SCHOLASTIC WILL BE DISTRIBUTING TO ITS STOCKHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

Holders of common stock will be able to obtain these documents free of charge on the Company’s website at investor.scholastic.com, the SEC’s website at www.sec.gov, or at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, holders of common stock may request copies of the Tender Offer Statement, the Offer to Purchase, related Letter of Transmittal and other filed tender offer documents free of charge by contacting BNY Mellon Shareholder Services, the Information Agent for the Offer, by telephone at (866) 351-2987(toll-free), or in writing to 480 Washington Boulevard, 27th Floor, Jersey City, NJ 07310.

About Scholastic

Scholastic Corporation (NASDAQ: SCHL) is the world’s largest publisher and distributor of children’s books and a leader in educational technology and children’s media. Scholastic creates quality educational and entertaining materials and products for use in school and at home, including children’s books, magazines, technology-based products, teacher materials, television programming, film, videos and toys. The Company distributes its products and services through a variety of channels, including proprietary school-based book clubs and school-based book fairs, retail stores, schools, libraries, television networks and the Company’s Internet site, www.scholastic.com.

Forward-Looking Statements

This news release contains certain forward-looking statements. Such forward-looking statements are subject to various risks and uncertainties, including the conditions of the children’s book and educational materials markets and acceptance of the Company’s products within those markets, and other risks and factors identified from time to time in the Company’s filings with the Securities and Exchange Commission. Actual results could differ materially from those currently anticipated.

Contact: Scholastic Corporation

Investors:	Jeffrey Mathews, 212-343-6741

Media:	Kyle Good, 212-343-4563